Exhibit 16.1

20 July 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read the Form 6-K dated 20 July 2021, of Mereo BioPharma Group plc and are in agreement with the statements contained in the paragraphs 2, 3, 4 and 5 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the material weakness in its internal controls, included in paragraph 5 on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2020 financial statements.

/s/ Ernst & Young LLP

London, England